Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Wealthbridge Acquisition Limited (the “Company”) on Amendment No. 4 to Form S-1, (File No. 333-228961) of our report dated September 24, 2018, except for Note 8 as to which the date is November 9, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Wealthbridge Acquisition Limited as of July 31, 2018 and for the period from May 2, 2018 (inception) through July 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 1, 2019